March 11, 2011

Mr. Pradip Bhaumik
Office of Global Security Risk
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C., 20549
U.S.A.

Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-5546
U.S.A.

Re:	Toyota Motor Corporation Form 20-F For Fiscal Year Ended March 31, 2010 Filed June 25, 2010 File No. 01-14948

Dear Mr. Bhaumik and Mr. Shenk:

We refer to the letter dated January 21, 2011 from Mr. Shenk relating to Toyota Motor Corporation’s (“Toyota” or the “Company”) Annual Report on Form 20-F for the fiscal year ended March 31, 2010, filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 25, 2010.

Set forth below is our response to comments 2 and 3 of that letter.  Our response to comment 1 of that letter will be provided under separate cover.

To assist you in the reviewing the process, we have reproduced the comments in bold type.

Form 20-F for the Fiscal Year Ended March 31. 2010

2.
You disclose on pages 2, 9, and elsewhere in your Form 20-F that you operate in Latin America, Africa, and the Middle East, regions generally understood to include Cuba, Sudan, Syria, and Iran. On your website you identify Golden Arrow Co. Ltd. and Al Saady Co. as distributors of your vehicles in Sudan and Syria, respectively.  We are aware of news reports indicating that you sold cars in Iran until June 2010, and that your affiliate, Toyota Tsusho Corporation, has an Iranian subsidiary, Tomen Iran Ltd., and purchases 50,000 barrels of crude oil daily from Iran. It also appears from public information that your cars are available for rental in Cuba.

Cuba, Iran, Sudan, and Syria are identified by the U.S. State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls.  You do not include any information about contacts with those countries in your Form 20-F.  Please describe to us your past, current, and anticipated contacts with each of the referenced countries, whether through subsidiaries, affiliates, distributors, or other direct or indirect arrangements, since your letters to us dated November 6, 2006 and January 26, 2007.  Your response should describe any goods, services, technology, information, or support that you have provided into Cuba, Iran, Sudan, and Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by them.

The Company’s Response

Cuba

Toyota does not have any direct operations in or direct contacts with Cuba except for occasional sales to international organizations providing humanitarian services in Cuba.  None of the government of Cuba or, to Toyota’s knowledge, entities controlled by the government of Cuba are direct customers of Toyota or receive cash or other financing in connection with Toyota’s operations.  None of the distributors with which Toyota has entered into agreements include Cuba within the distributor’s territory, and Toyota has not authorized any entity to rent or sell Toyota’s products in Cuba.

Iran

As set out in our letter of September 22, 2006, Toyota does not have any direct operations in or direct contacts with Iran, and none of the government of Iran or, to Toyota’s knowledge, entities controlled by the government of Iran are direct customers of Toyota or receive cash or other financing in connection with Toyota’s operations.  Toyota’s sales of vehicles and automotive parts to Iran are made indirectly through a Toyota affiliate that, in turn, makes sales to a non-affiliated company in Iran that, to Toyota’s knowledge, is not controlled by the government of Iran.

Toyota owns less than 22% of Toyota Tsusho, and it is therefore not a controlled subsidiary of Toyota under Japanese law.  Neither Toyota Tsusho’s nor any of its subsidiaries’ financials are consolidated with that of Toyota.

Sudan

As set out in our letter of January 26, 2007, Toyota does not have any direct operations in or direct contacts with Sudan.  None of the government of Sudan or, to Toyota’s knowledge, entities controlled by the government of Sudan receives cash from Toyota or other financing in connection with Toyota’s operations.  Toyota’s sales of vehicles and automotive parts to Sudan are made indirectly through a Toyota affiliate, that, in turn, makes sales to a non-affiliated company in Sudan that, to Toyota’s knowledge, is not controlled by the government of Sudan.

Syria

Toyota does not have any direct operations in or direct contacts with Syria, and none of the government of Syria or to Toyota’s knowledge, entities controlled by the government of Syria receives cash or other financing in connection with Toyota’s operations.  Toyota’s sales of vehicles and automotive parts to Syria are made indirectly through a non-affiliated company, that, in turn, makes sales to a non-affiliated company in Syria that, to Toyota’s knowledge, is not controlled by the government of Syria.

3.
Please discuss in your response the materiality of the contacts with Cuba, Iran, Sudan, and Syria you describe in response to the foregoing comment, and whether they constitute a material investment risk for your security holders.  You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period.  Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value.  As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S. designated state sponsors of terrorism.  Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, or Syria.

The Company’s Response

Toyota does not have any assets or liabilities associated with Cuba, Iran, Sudan, or Syria.  Toyota does not currently anticipate any significant change in its contacts with any of these countries or any significant increase in sales to any of these countries, either individually or in the aggregate.

Toyota’s occasional sales in Cuba and indirect sales in Iran, Sudan, and Syria are immaterial.  During the period from April 1, 2010 until December 31, 2010, Toyota’s net sales in these countries amounted to approximately ¥9.3 billion, representing approximately 0.001% of Toyota’s consolidated net sales of ¥14,351.6 billion during that period.  During the fiscal year ended March 31, 2010, Toyota’s net sales in these countries amounted to approximately ¥11.9 billion, representing approximately 0.001% of Toyota’s consolidated net sales of ¥18,951.0 billion during that year.  During the fiscal year ended March 31, 2009, Toyota’s net sales in these countries amounted to approximately ¥33.5 billion, representing approximately 0.002% of Toyota’s consolidated net sales of ¥20,529.6 billion during that year.  And during the fiscal year ended March 31, 2008, Toyota’s net sales in these countries amounted to approximately ¥31.0 billion, representing approximately 0.001% of Toyota’s consolidated net sales of ¥26,289.2 billion during that year.

From a qualitative perspective, based on our knowledge, we do not believe Toyota’s operations associated with Cuba, Iran, Sudan, or Syria have had any adverse impact on Toyota’s business reputation or share value or that they constitute any material investment risk for our security holders.  Although we are aware of some inquiries from an analyst regarding operations associated with Sudan, we do not believe they constitute any material investment risk for our security holders.

In considering materiality, we have considered U.S. sanctions legislation and we note the fact that certain U.S. states require their state retirement systems to prepare reports regarding state pension fund assets invested in, and permit divestment of state pension fund assets from, companies that do business with countries identified by the U.S. Government as state sponsors of terrorism.

Consequently, Toyota believes, taking into consideration both quantitative and qualitative factors, that its occasional sales in Cuba and indirect sales in Iran, Sudan, and Syria are not material and do not constitute a material investment risk to its shareholders.

*           *           *

The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me by telephone at +81-565-23-2009, by fax at +81-565-23-5721, or Shearman & Sterling LLP (Attention: Masahisa Ikeda) by telephone at +81-3-5251-1601, by fax at +81-3-5251-1602 or by email at mikeda@shearman.com, if you have additional questions or require additional information.

Very truly yours,

/s/ Satoshi Ozawa
Name:	Satoshi Ozawa
Title:	Executive Vice President, Member of the Board

cc:	Theresa Messinese (Division of Corporation Finance) Doug Jones (Division of Corporation Finance) Masahisa Ikeda (Shearman & Sterling LLP) Katsunori Sasayama (PricewaterhouseCoopers Arata)